UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-1F/A

TENDER OFFER STATEMENT

PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INTERNATIONAL ROYALTY CORPORATION

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

7293275 CANADA INC.

a wholly-owned direct subsidiary of

FRANCO-NEVADA CORPORATION

(Bidder)

Common Shares

(Title of Class of Securities)

460277106

(CUSIP Number of Class Securities)

Sharon Dowdall

Chief Legal Officer and Corporate Secretary

Franco-Nevada Corporation

Exchange Tower

130 King Street West, Suite 740

P.O. Box 467

Toronto, Ontario M5X 1E4

(416) 306-6300

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

With copies to:

Adam Givertz, Esq. Shearman & Sterling LLP 199 Bay Street Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-8484	Jonathan Lampe, Esq. Goodmans LLP 250 Yonge Street Suite 2400, Box 24 Toronto, Ontario M5B 2M6 (416) 979-2211

December 14, 2009

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$622,232,416	$34,721

(1)

Estimated solely for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding common shares of International Royalty Corporation (the “Shares”), other than Shares owned by Franco-Nevada Corporation, at a purchase price of Cdn$6.75 per Share, converted to United States dollars at an exchange rate of US$1.00 = Cdn$1.0519, which is the inverse of the Bank of Canada’s noon buying rate for Canadian dollars on December 10, 2009. The number of Shares outstanding on a fully diluted basis assuming exercise of all options for Shares is estimated to be 100,890,856 Shares, of which 3,924,000 Shares are owned by Franco-Nevada Corporation. As a result, this calculation assumes the purchase of 96,966,856 Shares.

(2)

The amount of the filing fee has been calculated in accordance with General Instruction II.C to Schedule 14D-1F and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,721	Form or Registration No:	005-82680
Filing Party:	7293275 Canada Inc.,
	Franco-Nevada Corporation
Form:	SC14D1F	Date Filed:	December 14, 2009

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.  Home Jurisdiction Documents

(a) Letter to holders of common shares of International Royalty Corporation. *

(b) Offer to Purchase and Circular, dated December 14, 2009, as well as the related Letter of Transmittal and Notice of Guaranteed Delivery. *

(c) Advertisement published in The Globe and Mail on December 14, 2009. *

(d) Notice of Variation and Extension dated January 19, 2010.

Item 2.  Informational Legends

(a) See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular and the Notice of Variation and Extension.

* Filed December 14, 2009

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

January 19, 2010

7293275 CANADA INC.

a wholly-owned, direct subsidiary of

FRANCO-NEVADA CORPORATION

NOTICE OF VARIATION AND EXTENSION

of the

OFFER TO PURCHASE FOR CASH

any and all of the issued and outstanding Common Shares

of

INTERNATIONAL ROYALTY CORPORATION

7293275 Canada Inc. (the “Offeror”), a wholly-owned, direct subsidiary of Franco-Nevada Corporation (“Franco-Nevada”) hereby gives notice that it is amending and extending the offer dated December 14, 2009 (the “Original Offer”) to purchase, at a purchase price of $6.75 in cash per share, any and all of the issued and outstanding common shares in the capital of International Royalty Corporation (“IRC”) (other than common shares of IRC owned or controlled by the Offeror or any of its affiliates) together with the associated rights (the “SRP Rights” and, together with the common shares in the capital of IRC, the “Common Shares”) issued and outstanding under the shareholder rights plan agreement of IRC, including Common Shares that may become issued and outstanding after the date of the Original Offer upon the exercise, conversion, exchange or settlement of any securities of IRC (including outstanding options to acquire Common Shares (“Options”) granted under the stock option plan of IRC, as amended from time to time, as of the date of the Original Offer, but excluding the SRP Rights). Capitalized terms used herein but not defined have the meanings set out in the Original Offer and the take-over bid circular accompanying and forming part of the Original Offer (the “Circular”). Unless the context requires otherwise, reference in this document to the “Offer” means the Original Offer, as amended or supplemented by this Notice of Variation and Extension.

On January 19, 2010, the Offeror announced that it had (i) amended the condition in section 4(c) of the Original Offer, with the effect that the condition now provides that the Offeror shall have determined, in its sole discretion, that IRC shall not be required to pay a termination fee or similar payment to any third party (including, without limitation, Royal Gold, Inc. (“Royal Gold”)) as a result, directly or indirectly, of the Offeror taking up and/or paying for Common Shares under the Offer, and (ii) extended the expiry time for the Offer from 8:00 p.m. (Toronto time) on January 19, 2010 to 8:00 p.m. (Toronto time) on February 19, 2010, being the third Business Day following the date of the special meeting of IRC Shareholders at which IRC Shareholders are being asked to consider Royal Gold’s proposed acquisition of all of the common shares of IRC by way of a court-approved plan of arrangement.

THE OFFER HAS BEEN EXTENDED AND IS OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON FEBRUARY 19, 2010 (THE “EXPIRY TIME”), UNLESS WITHDRAWN OR EXTENDED.

Shareholders who have validly deposited and not withdrawn their Common Shares do not need to take any further action to accept the Offer.  Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal (which is printed on green paper) that accompanied the Original Offer and Circular or a manually executed facsimile thereof and deposit it, together with the certificate(s) representing their Common Shares and all other documents required by the Letter of Transmittal, at the office of Computershare Investor Services Inc. (the “Depositary”) shown on the Letter of Transmittal and on the back cover of this document, all in accordance with the transmittal instructions in the Letter of Transmittal. The Offer may also be validly accepted by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”.

(cover continued on the following page)

Alternatively, a Shareholder who wishes to deposit such Common Shares and whose certificate(s) for such Common Shares are not immediately available or whose certificate(s) for such Common Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time or who cannot comply with the procedures for delivery by book-entry transfer on a timely basis may deposit such Common Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance” using the Notice of Guaranteed Delivery (which is printed on blue paper) which accompanied the Original Offer and Circular or a manually executed facsimile thereof, depositing it and all other documents required by the Notice of Guaranteed Delivery at the office of the Depositary shown on the Notice of Guaranteed Delivery and on the back cover of this document, all in accordance with the instructions in the Notice of Guaranteed Delivery.

The Depositary for the Offer is: COMPUTERSHARE INVESTOR SERVICES INC.	The Information Agent the Offer is: KINGSDALE SHAREHOLDER SERVICES INC.

The Dealer Managers for the Offer are:

In Canada BMO NESBITT BURNS INC. The Depositary and Information Agent for the Offer is:	In the United States BMO CAPITAL MARKETS CORP. The Dealer Manager for the Offer is:

KINGSDALE SHAREHOLDER SERVICES INC.	CIBC WORLD MARKETS INC.

Questions and requests for assistance may be directed to the Depositary, the Information Agent or BMO Nesbitt Burns Inc. (in Canada) and BMO Capital Markets Corp. (in the United States) (collectively, the “Dealer Managers”), and additional copies of this document, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary, the Information Agent or the Dealer Managers at their offices and telephone numbers shown in the Letter of Transmittal and on the back cover of this document.  Questions and requests for assistance may be directed to the Information Agent at 1-877-659-1818 (toll-free) or 416-867-2272 (outside North America).  Additionally, copies of this document and related materials may also be found under IRC’s profile at www.sedar.com.

Persons whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Common Shares to the Offer.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a foreign issuer, and while the offer is subject to disclosure requirements of the country in which the subject company is incorporated or organized, investors should be aware that these requirements are different from those of the United States.  Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the subject company is incorporated in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

Investors should be aware that the bidder or its affiliates, directly or indirectly, may bid for or make purchases of the issuer’s securities subject to the offer, or of the issuer’s related securities, during the period of the tender offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada.  Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors.  See Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 16 of the Circular, “Certain U.S. Federal Income Tax Considerations”.

NOTICE TO HOLDERS OF OPTIONS AND OTHER SECURITIES

The Offer is made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights).  Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, rights or other securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer.  If any holder of Options does not exercise those Options and deposit the resulting Common Shares under the Offer prior to the Expiry Time, such Options will remain outstanding, shall expire or be terminated, as the case may be, following the Expiry Time in accordance with their terms and conditions.  See Section 6 of the Circular, “Acquisition of Common Shares Not Deposited”.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated.  On January 18, 2010, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was C$1.00 = US$0.9755.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the Original Offer and Circular, including statements made in the Circular under Section 6, “Acquisition of Common Shares Not Deposited”, Section 7, “Purpose of the Offer and Plans for IRC” and Section 11, “Source of Funds”, in addition to certain statements contained elsewhere in the Original Offer and Circular and this document, are “forward-looking statements” and are prospective.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “targets”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements are based on estimates and assumptions made by the Offeror and Franco-Nevada in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors that the Offeror and Franco-Nevada believe are appropriate in the circumstances, including their expectations of the timing, and the terms and benefits of the proposed acquisition.  Many factors could cause the actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, general business and economic conditions; the possibility that certain conditions of the Offer may not be satisfied; the ability to integrate the operations of IRC; the ability to realize upon any anticipated growth prospects and potential synergies; the timing and receipt of governmental approvals necessary to complete the Offer; the ability to make and/or complete the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable; the ability to attract and retain IRC’s key employees following the acquisition; the ability to carry out Franco-Nevada’s plans for IRC; legislative and/or regulatory changes; and other risk factors relating to Franco-Nevada that are discussed in greater detail in Franco-Nevada’s filings with the Canadian Securities Regulatory Authorities, including its Annual Information Form dated March 23, 2009 for the fiscal year ended December 31, 2008, its Annual Report for the fiscal year ended December 31, 2008, and its interim financial statements for the nine months ended September 30, 2009.  These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements contained in the Offer and Circular.  The Offeror and Franco-Nevada disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or other circumstances, except to the extent required by applicable law.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to IRC Shareholders in any such jurisdiction.

NOTICE OF VARIATION AND EXTENSION

TO:         THE SHAREHOLDERS OF INTERNATIONAL ROYALTY CORPORATION

This Notice of Variation and Extension (the “Notice”) amends and supplements the Original Offer, the Circular, and the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offer and the Circular, and should be read in conjunction therewith.  Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Original Offer and the Circular, as supplemented by the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects.

1.                                      Amendment of Condition

Section 4(c) of the Original Offer set forth, as a condition of the Original Offer, that (among other things):

“none of IRC or any of its Subsidiaries shall, following December 6, 2009, have entered into ... any agreement ... in respect of ... statutory arrangement... “ (the “Original Condition”).

On December 18, 2009, following the commencement of the Original Offer on December 14, 2009, IRC announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Royal Gold pursuant to which Royal Gold agreed to acquire, directly or indirectly, by way of a court-approved plan of arrangement (the “Arrangement”) all of the issued and outstanding common shares of IRC.  As a direct result of this agreement, the Original Condition cannot be satisfied.

As the Original Condition cannot be satisfied, the Offeror has determined that it would be appropriate to amend the Original Condition to provide, in substance, that it is a condition of the Offer that IRC Shareholders shall have voted against the Arrangement and that neither IRC nor any of its Subsidiaries pay or be required to pay a termination fee, break-fee, “hello” fee or similar payment to any third party, including Royal Gold, other than the reimbursement payment to Royal Gold of up to US$5 million in respect of expenses in accordance with the Arrangement Agreement.  In this regard, the Offeror believes that there are circumstances in which the Arrangement would not be completed and the US$32 million break fee contemplated in the Arrangement Agreement should not be payable by IRC (and, as a result, the Original Condition, as varied, could be satisfied).

In this context, the Offer hereby gives notice that it has varied the Original Offer by deleting the Original Condition in its entirety and replacing it with the following:

“(i) Shareholders shall have voted against approving the court approved plan of arrangement contemplated in the arrangement agreement dated December 17, 2009 among Royal Gold, Inc. (“Royal Gold”), 7296355 Canada Ltd. and IRC (the “Arrangement Agreement”), and

(ii) the Offeror shall have determined, in its sole discretion, that neither IRC nor any of its Subsidiaries has paid or has become, or may be expected to become, required to pay a termination fee, break-fee, “hello” fee or similar payment to any third party (including, without limitation, Royal Gold) under any agreement, arrangement or understanding in respect of any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement (including, without limitation, the arrangement contemplated in the Arrangement Agreement), share exchange, capital reorganization (including, without limitation, any division, combination, reclassification, consolidation, conversion or other exchange in respect of any of the Common Shares or its capitalization), business combination, joint venture or other similar transaction, other than the reimbursement payment to Royal Gold of up to US$5 million in respect of expenses in accordance with the arrangement agreement between IRC and Royal Gold dated December 17, 2009;”

2.                                      Extension of the Offer

The Offeror hereby gives notice that it has extended the expiry time of the Offer from 8:00 p.m. (Toronto time) on January 19, 2010 to 8:00 p.m. (Toronto time) on February 19, 2010, being the third Business Day following the date of the special meeting of IRC Shareholders at which IRC Shareholders will consider the Arrangement.  Accordingly, the definition of “Expiry Time” in the Offer is deleted in its entirety and replaced with the following definition:

“Expiry Time” means 8:00 p.m. (Toronto time) on February 19, 2010, unless the Offer is withdrawn or is extended (pursuant to Section 5 of the Offer, “Variation of Terms or Change in Information in the Offer or Circular”), in which case the Expiry Time shall mean the latest date and time on which the Offer as so extended expires.

In addition, all references to January 19, 2010, in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are deleted and replaced by February 19, 2010.

3.                                      Recent Developments

On December 14, 2009, IRC announced that IRC’s board of directors, together with its financial and legal advisors, would review the full terms of the Offer, and, following that review, IRC’s board of directors would make a recommendation to shareholders.

On December 16, 2009, IRC announced that its board of directors elected to defer the “Separation Time” in accordance with the terms of its shareholder rights plan.

On December 18, 2009, IRC announced that it had entered into an arrangement agreement with Royal Gold (the “Arrangement Agreement”) pursuant to which Royal Gold has agreed to acquire, directly or indirectly, by way of a court-approved plan of arrangement (the “Arrangement”), all of the issued and outstanding common shares of IRC. Pursuant to the Arrangement, at the election of the IRC Shareholders, each common share of IRC will be exchanged for either $7.45 in cash or 0.1385 common shares of Royal Gold or a combination thereof, subject to a maximum of US$350 million in cash and a maximum of 7.75 million common shares of Royal Gold. If IRC Shareholders elect to receive more than approximately US$314 million in cash, the number of Royal Gold common shares issued will be reduced on a pro-rated basis until such cash election reaches a maximum of US$350 million. Assuming the maximum share election, the Royal Gold offer consists of 0.0771 common shares of Royal Gold plus US$3.12 in cash for each fully diluted share of IRC, implying 56% stock consideration. Assuming the maximum cash election, the Royal Gold offer consists of 0.0700 common shares of Royal Gold plus US$3.48 in cash for each fully diluted share of IRC, implying 51% stock consideration. IRC also announced that officers and directors of IRC have entered into lock-up and voting arrangements with Royal Gold under which they have agreed to vote in favour of the Arrangement common shares of IRC representing approximately 17.9% of IRC’s fully diluted common shares. Pursuant to the Arrangement Agreement, in the event a superior proposal is made, Royal Gold has the right to match such proposal, and in the event IRC’s board of directors changes its recommendation or terminates the Arrangement Agreement, IRC has agreed to pay Royal Gold a termination fee of US$32 million.

As disclosed in section 12 of the Offer, “Market Purchases of Common Shares”, the Offeror may acquire or cause an affiliate to acquire beneficial ownership of Common Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with Securities Laws. The aggregate number of Common Shares acquired in this manner will not exceed 5% of the Common Shares outstanding on the Offer Commencement Date and the Offeror will issue and file a press release in Canada and the United States containing the information prescribed by law immediately after the close of business of the TSX on each day on which such Common Shares have been purchased. On December 23, 2009, Franco-Nevada received a limited exemption from Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended, from the staff of the United States Securities and Exchange Commission to permit Franco-Nevada or any person acting for the account or benefit of Franco-Nevada (including the Offeror), to purchase, or cause to be purchased, Common Shares outside the Offer subject to certain conditions.  These conditions include, among other things, that no such purchases shall be made in the United States, that any public notice of purchases made in Canada will also be made in the United States and that any purchases will comply with all applicable Canadian laws and regulations.

On December 23, 2009, Royal Gold announced that it had entered into additional voting agreements with IRC Shareholders in conjunction with the proposed Arrangement. The new voting agreements total 7.16% of IRC’s fully diluted shares outstanding, which brings the combined total percentage of shares subject to voting agreements to approximately 34%.

On December 29, 2009, IRC announced that its board of directors has unanimously recommended that IRC Shareholders reject the Offer and that such recommendation, together with the reasons for its recommendation, are contained in a directors’ circular being filed and mailed to IRC shareholders and optionholders.

On December 23, 2009, the Offeror received an advance ruling certificate under the Competition Act in connection with the Offer.  No further regulatory approvals are required in connection with the Offer.

On January 11, 2009, IRC reiterated that its board of directors has unanimously recommended that IRC Shareholders reject the Offer.

On January 19, 2010, the Offeror announced that it had (i) amended the condition in section 4(c) of the Original Offer, with the effect that the condition now provides that the Offeror shall have determined, in its sole discretion, that IRC shall not be required to pay a termination fee or similar payment to any third party (including, without limitation, Royal Gold) as a result, directly or indirectly, of the Offeror taking up and/or paying for Common Shares under the Offer, and (ii) extended the expiry time for the Offer from 8:00 p.m. (Toronto time) on January 19, 2010 to 8:00 p.m. (Toronto time) on February 19, 2010, being the third Business Day following the date of the special meeting of IRC Shareholders at which IRC Shareholders will consider Royal Gold’s proposed acquisition of all of the common shares of IRC by way of a court-approved plan of arrangement.

4.                                      Time of Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on February 19, 2010, unless withdrawn or further extended.  See Section 2 of the Offer, “Time of Acceptance”.

5.                                      Manner of Acceptance

Common Shares may be deposited to the Offer in accordance with the provisions set forth in Section 3 of the Offer, “Manner of Acceptance”.

6.                                      Take-up and Payment for Deposited Common Shares

If all the terms and conditions of the Offer have been complied with or waived by the Offeror at or prior to the Expiry Time, the Offeror shall take up and pay for all of the Common Shares validly deposited under the Offer, and not properly withdrawn pursuant to Section 7 of the Offer, “Withdrawal of Deposited Common Shares”, not later than ten days after the Expiry Time. The Offeror shall pay for Common Shares that it has taken up as soon as possible, and in any event not later than the earlier of three Business Days after the Common Shares are taken up and ten days after the Expiry Time.  Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

Shareholders are referred to Section 6 of the Offer, “Take-up and Payment for Deposited Common Shares” for further details as to the take up of and payment for Common Shares under the Offer.

7.                                      Withdrawal of Deposited Common Shares

Except as otherwise stated in Section 7 of the Offer, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(1)                                  at any time before the Common Shares have been taken up by the Offeror;

(2)                                  at any time before the expiration of ten days from the date upon which:

(A)           a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs prior to the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer; or

(B)             a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares and an extension of the time for deposit to not later than 10 days after the date of notice of variation and/or a variation in the terms of the Offer consisting solely of a waiver of one or more of the conditions of the Offer);

is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by the Courts or Securities Regulatory Authorities; or

(3)                                  if the Common Shares have not been paid for by the Offeror within three Business Days after having been taken up.

Shareholders are referred to Section 7 of the Offer, “Withdrawal of Deposited Common Shares” for further details as to the withdrawal of deposited Common Shares under the Offer.

8.                                      Consequential Amendments to the Original Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice are deemed to be made where required to the Original Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.  Without limiting the generality of the foregoing, such amendments include the amendment to the Letter of Transmittal and Notice of Guaranteed Delivery to refer to 8:00 p.m. (Toronto time) on February 19, 2010 as the Expiry Time.  Except as varied hereby, all terms of the Original Offer remain in effect, unamended.

9.                                      Statement of Rights

Securities legislation of the provinces and territories of Canada provides security holders of IRC with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders.  However, such rights must be exercised within prescribed time limits.  Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

CERTIFICATE OF THE OFFEROR

The Offer, as amended by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: January 19, 2010

7293275 CANADA INC.

(Signed) David Harquail	(Signed) Alex Morrison
Chief Executive Officer and Director	Chief Financial Officer and Director

(Signed) Sharon Dowdall
Director

CERTIFICATE OF FRANCO-NEVADA

The Offer, as amended by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: January 19, 2010

FRANCO-NEVADA CORPORATION

(Signed) David Harquail	(Signed) Alex Morrison
Chief Executive Officer	Chief Financial Officer

(Signed) Pierre Lassonde	(Signed) David Peterson
Director	Director

The Depositary for the Offer is: Computershare Investor Services Inc.

By Mail	By Registered Mail, Hand or Courier

P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5H 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

North American Toll Free Phone: 1-800-564-6253 E-mail corporateactions@computershare.com Facsimile: 1-905-771-4082 Overseas: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-877-659-1818

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 1-416-867-2271
Toll-Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

BMO NESBITT BURNS INC. 100 King Street West 1 First Canadian Place Toronto, Ontario M5X 1H3 Telephone: 1-866-246-7345 Facsimile: 416-359-4459	BMO CAPITAL MARKETS CORP. 3 Time Square New York, New York 10036 Telephone: 1-866-246-7345

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary, Information Agent or the Dealer Managers at their respective telephone numbers and locations set forth above.  Requests for additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary, the Information Agent or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description
99.1.1	Press release, dated December 6, 2009 (incorporated by reference to the Schedule TO filed by Franco-Nevada Corporation with the Securities and Exchange Commission on December 7, 2009).
99.1.2	Press release, dated December 14, 2009. *
99.1.3	Press release, dated January 19, 2010.
99.2.1	Material Change Report of Franco-Nevada Corporation, dated December 7, 2009. *

*      Previously filed.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.                                      Undertakings

(a)                                 The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)                                 The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.                                      Consent to Service of Process

(a)                                 At the time of filing this Schedule the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, Franco-Nevada Corporation and 7293275 Canada Inc. consent without the power of revocation that any administrative subpoena may be served or any administrative proceeding, civil suit or civil action where the cause of action arises out of or is related to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against either or both of them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2010

FRANCO-NEVADA CORPORATION
By:	/s/ Sharon Dowdall
Name: Sharon Dowdall
Title: Chief Legal Officer and Corporate Secretary

7293275 CANADA INC.
By:	/s/ Sharon Dowdall
Name: Sharon Dowdall
Title: Vice President and Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1.1	Press release, dated December 6, 2009 (incorporated by reference to the Schedule TO filed by Franco-Nevada Corporation with the Securities and Exchange Commission on December 7, 2009).
99.1.2	Press release, dated December 14, 2009. *
99.1.3	Press release, dated January 19, 2010.
99.2.1	Material Change Report of Franco-Nevada Corporation, dated December 7, 2009. *

*  Previously filed.